82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE



SEC MAIL PROCESSING
RECEIVED
SEP - 8 2003
SECTION



SE

03029959

TSX-V:KLS

SUPPL

KELSO PRIVATE PLACEMENT OVER SUBSCRIBED

August 21, 2003, VANCOUVER, BC – Further to the Company's news release dated July 23, 2003, the Company is pleased to announce that the $110,000 private placement has been over subscribed. The Company currently has commitments for a total of $118,357.10, most of which has already been received and deposited to the Company's bank account. Accordingly, while the Company intends to close off subscriptions by the end of August, a decision has been made to increase the private placement to a maximum of $150,000. None of the other terms of the private placement have changed. Therefore, the maximum private placement, which is subject to regulatory approval, will now be up to 1,500,000 common shares at a price of $0.10 per share for total proceeds of up to $150,000. The investors will also be granted non-transferable warrants to purchase up to an additional 1,500,000 common shares for a period of two years at a price of $0.11 per share.

The proceeds of this Private Placement will be used for general working capital.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Chairman, President & CEO

dlw 9/11

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com